December 4, 2007

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	State Farm Life Insurance Company (“Depositor”)
State Farm Life Insurance Company Variable Life Separate Account (“Registrant”)
File No. 333-19521 and 811-08013

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Registrant hereby requests withdrawal of Post-Effective Amendment No. 18 to its Registration Statement on Form N-6, as filed via EDGAR with the U.S. Securities and Exchange Commission on October 12, 2007 (the “Amendment”).

No securities have been issued or sold pursuant to the Amendment. No fee has been paid by the Registrant in connection with the Amendment.

Pursuant to the requirements of Rule 477 under the Act, the Registrant has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Please direct any question you may have concerning this application to David Dimitri, Counsel, at (309) 766-0923. Thank you.

State Farm Life Insurance Company

/s/ Edward B. Rust Jr.
Edward B. Rust, Jr.
President